YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv  July 14, 2008

VIA EDGAR

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549 Attention: Mr. Gary Todd.

Re:	Elbit Vision Systems Ltd. Form 20-F for the fiscal year ended December 31, 2007 Filed March 31, 2008 File No. 000-28580

Dear Mr. Todd:

On behalf of Elbit Vision Systems Ltd., an Israeli company (the “Company”), enclosed is a copy of the amendment to the Current Report on Form 6-K/A (the “6-K/A”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. The 6-K/A revises the Current Report on Form 6-K as filed with the Commission on May 22, 2007 (the “6-K”) further to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated June 27, 2008 (the “Comment Letter”).

Set forth below are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Form 6-K dated May 22, 2008

1.	We note that the report on Form 6-K, including the exhibit, is incorporated by reference into all effective registration statements filed by you and that it includes various non-GAAP financial measures. Please tell us how your non-GAAP disclosures consider the guidance from Question 31 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Tel Aviv:	1 Azrieli Center,Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il

YIGAL ARNON & CO.

In that regard, we see several non-GAAP financial measures where the related disclosures do not appear to conform to the guidance from Item 10(e) of Regulation S-K and the guideline from the related FAQ. For example:

—	We see non-GAAP financial measures, including those under “First Quarter 2008 Highlights” and under “First Quarter 2008 Results”where comparable measures determined according to GAAP are not presented with equal or greater prominence.

—	The heading “Use of non-GAAP Financial Measures” appears to assert that the release presents two non-GAAP financial measures while the document appears to include significantly more than two measures.

—	There are several non-GAAP measures that do not appear to be reconciled to a comparable GAAP measure.

Response: In response to the Staff’s comment, we supplementally inform the Staff that the Company inadvertently included a statement in the 6-K which incorporated the 6-K by reference into all registration statements filed by the Company. We inform the Staff that in the 6-K/A, the Company has removed this statement.

2.	As a related matter, your non-GAAP financial measures appear to eliminate recurring amounts, such as equity based compensation and depreciation and amortization. Accordingly, please tell us how your measures and related disclosures consider the guidance from Item 10(e)(ii)(B) of Regulation S-K and Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: We respectfully refer the Staff to our response to Comment 1 above.

3.	We also see that you present a non-GAAP financial measure of adjusted EBITDA that you title-non-GAAP EBITDA.” Please note that EBITDA as commonly presented is a non-GAAP financial measure. Your measure further adjusts EBITDA for other items. Accordingly, please tell us why you believe it is appropriate to incorporate the measure of adjusted EBITDA in effective registration statements. Refer to Questions 14, 15, 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

YIGAL ARNON & CO.

Response: In response to the Staff’s comment, we supplementally inform the Staff that the Company inadvertently included a statement in the 6-K which incorporated the 6-K by reference into all registration statements filed by the Company. We inform the Staff that in the 6-K/A, the Company has removed this statement.

4.	If you intend to incorporate non-GAAP financial measures in registration statements, please show us how you intend to revise the disclosures in future earnings releases. Please ensure that the disclosures about any measures fully comply with both Item 10(e) of Regulation S-K and the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please also note that you should provide the required disclosures for each individual non-GAAP measure presented.

Response: In response to the Staff’s comment, we supplementally inform the Staff that the Company inadvertently included a statement in the 6-K which incorporated the 6-K by reference into all registration statements filed by the Company. We inform the Staff that in the 6-K/A, the Company has removed this statement.

Kindly contact the undersigned at (972) 3-608-7726, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels —————————————— Adrian Daniels

cc:	Mr. Yaron Menashe Adrian Daniels

July 14, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. Gary Todd.

Re:	Elbit Vision Systems Ltd. File No. 000-28580

Dear Mr. Todd:

        Pursuant to your letter dated June 27, 2008, Elbit Vision Systems Ltd. (the “Company”) has filed as of the date hereof, an amendment to a Current Report on Form 6-K/A (the “Filing”) amending its Current Report on Form 6-K, filed with the Securities and Exchange Commission on May 22, 2008. In connection with the Filing, I hereby acknowledge on behalf of the Company that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Yaron Menashe —————————————— Yaron Menashe Chief Financial Officer